K&L Gates LLP 70 West Madison Street Suite 3100
Chicago, IL 60602-4207

T 312.372.1121 www.klgates.com

ANNA PAGLIA

312.781.7163

anna.paglia@klgates.com

Direct Fax:   312.827.8062

January 25, 2010

VIA EDGAR

Mrs. Patricia Williams

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761

Dear Mrs. Williams:

This letter responds to the comments you conveyed to me via telephone on January 20, 2010 regarding post-effective amendment no. 15 to the registration statement under the Securities Act of 1933, as amended, which is amendment no. 16 to the registration statement under the Investment Company Act of 1940, as amended, of Keeley Funds, Inc. (the “Company”) to include summary sections for each series of the Company (the “Funds”).  For convenience, each of your comments, as we understood them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure to show changes from original post-effective amendment filed on December 1, 2009.

Although not specifically requested, all missing data and information in the December 1st filing not otherwise mentioned will be incorporated into the next post-effective amendment.

Registration Statement. Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus located in the post-effective amendment.

1.	Comment:	Cover Page and Page 1 of each Summary Section: Please include a reference to the different share classes offered by the Funds.

	Response:	Agreed. The cover page and Page 1 of each Summary Section have been revised accordingly.

2.	Comment:

Page 1 of each Summary Section: Please delete footnote (a). The content of footnote (a) should be included in a parenthetical in the row “Redemption Fee” of the table ‘Shareholder Transaction Expenses.”

	Response:	Agreed. Page 1 of each Summary Section has been revised accordingly.

3.	Comment:	Page 1 of each Summary Section: Please delete footnote (b).

Response:

Footnote (b) stating: “Other Expenses” includes shareholders servicing fees payable in an amount not to exceed 0.05% of each Fund’s total net asset” has been deleted. However, we have amended the first section on page 27 of the Prospectus as follows (the revised sections are in bold):

“Distribution Plan (12b-1) and Shareholder Servicing Plan

Each Fund’s Class A Shares [ . . . ] types of sales charges.

The Distributor [ . . . ] share payments to any dealer firm.

The Corporation has retained the Distributor to serve as the shareholder servicing agent for the Funds pursuant to a shareholder servicing agreement (the “Shareholder Servicing Agreement”). Under the Shareholder Servicing Agreement, the Corporation pays the Distributor a monthly fee calculated at an annual rate of 0.05% of each Fund’s average daily net assets for providing support services to investors who beneficially own shares of a Fund. Because these fees are paid out of assets of each Fund’s shares on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

4.	Comment:	Page 1 of each Summary Section: Please amend footnote (c) to clarify who can discontinue the expense waiver agreement and under what circumstances.

Response:

Agreed. The agreement cannot be terminated before its expiration. Accordingly, we have added an additional sentence to the footnote as follows: “The waivers are in effect through January 31, 2011 and neither the Adviser nor the Fund can discontinue the agreement prior to its expiration.”

5.	Comment:	Page 2 of each Summary Section: Please provide a shorter summary of the sections “Investment Principles and Strategies for the Fund” and “Main Risks.”

	Response:	Agreed. For each Fund (except for the Keeley Small Cap Dividend Value Fund), we have revised the above sections as follows:

Investment Principles and Strategies for the Fund

We focus our attention on particular kinds of undervalued stocks, and attempt to concentrate on identifying companies going through major changes (corporate restructuring). Current dividend or interest income is not a factor for the Fund when choosing securities. Each stock is judged on its potential for above-average capital appreciation. It is our intention typically to hold securities for more than two years to allow the corporate restructuring process to yield results. But, we may sell securities when a more attractive opportunity emerges, when a company becomes overweighted in the portfolio, or when operating difficulties or other circumstances make selling desirable.

The Fund may be suitable for the more aggressive section of an investor’s portfolio. The Fund is designed for people who want to grow their capital over the long-term and who are comfortable with possible frequent short-term changes in the value of their investment. An investment in the Fund should not be considered a complete investment program.

Main Risks

The Fund is subject to the typical risks of equity investing, including loss of money, company specific risks, the effects of interest rate fluctuations, investor psychology and other factors. The value of your investment will increase or decrease so your shares may be worth more or less money than your original investment.

Investing in companies emerging from bankruptcy presents special risks, since these companies often are subject to specific plans imposed by their lenders that they must meet in a fairly short time frame. In addition, such companies must overcome the negative perceptions resulting from a previous bankruptcy. Generally, companies going through corporate restructuring are more likely than others to remain undervalued.

Investing in small and mid-cap securities presents more risk than investing in large-cap or more established company securities. Small and mid-cap companies often have more limited resources and greater variation in operating results, leading to greater price volatility. Trading volumes may be lower, making such securities less liquid.

The disclosures for the Keeley Small Cap Dividend Value Fund have been revised as follows:

Investment Principles and Strategies for the Fund

Each stock is judged on its potential for above-average capital appreciation. In addition, the Adviser believes that a track record of dividend increases is an excellent indicator of a company’s financial health and growth prospects, and that over the long-term, income can contribute significantly to total return. Dividends also can help reduce the Fund’s volatility during periods of market turbulence and help offset losses when stock prices are falling. The Fund intends to pay the dividends it receives at least annually. The Fund will seek to invest in small-cap, undervalued companies that meet certain criteria identified by the Adviser from time to time. It is our intention typically to hold securities for more than two years, but we may sell securities when a more attractive opportunity emerges, when a company becomes overweight in the portfolio, or when operating difficulties or other circumstances make selling desirable.

The Fund may be suitable for the more aggressive section of an investor’s portfolio. The Fund is designed for people who want to grow their capital over the long-term and who are comfortable with possible frequent short-term changes in the value of their investment. An investment in the Fund should not be considered a complete investment program.

Main Risks

The Fund is subject to the typical risks of equity investing, including loss of money, company-specific risks, the effects of interest rate fluctuations, investor psychology and other factors. The Fund’s method of security selection may not be successful and the Fund may underperform the stock market as a whole. Investing in small-cap securities presents more risk than investing in large-cap or more established company securities. The value of your investment will increase or decrease so your shares may be worth more or less money than your original investment.

Any repeal or failure to extend the current federal tax treatment of qualified dividend income could make dividend-paying securities less appealing to investors and could have a negative impact on the performance of the Fund. Also, the companies held by the Fund may reduce or stop paying dividends, which may affect the Fund’s ability to generate income. The Adviser’s approach in selecting dividend-paying securities may go out of favor with investors. This may cause the Fund to underperform relative to other mutual funds that do not emphasize dividend-paying stocks.

6.	Comment:

Page 3 of the Summary Section for Keeley Small Cap Value Fund and Keeley Mid Cap Value Fund: Please explain why a broad based market index is used in addition to the benchmark, and why that index represents an appropriate comparison for the Fund.

	Response:	Page 3 of the Summary Section for the above named Funds has been revised as follows (the amendments are in bold):

Keeley Small Cap Value Fund

The table compares the Fund’s performance with that of the Russell 2000® Index, an unmanaged index made up of smaller capitalization issues.  To assist investors in understanding the broader market, the table also includes the performance of the S&P 500® Index, a broad market-weighted index dominated by blue-chip stocks.

Keeley Mid Cap Value Fund

The table compares the Mid Cap Value Fund’s performance with that of the Russell Midcap Value Total Return® Index, an index that measures the performance of the mid-cap value segment of the U.S. equity universe.  To assist investors in understanding the broader market for mid-cap company securities, the table also includes the S&P Midcap 400® Index, a broad based market index that measures the performance of the mid-cap range of U.S. stocks.

7.	Comment:	Page 4 of each Summary Section: Please delete footnote 1 and add the relevant inception date in a parenthetical under the column captioned “Since Inception.”

	Response:	Agreed. Page 4 of each Summary Section has been revised accordingly.

8.	Comment:	Page 4 of each Summary Section: Please delete footnote * (“This performance table reflects the payment of the 4.5% sales load on the purchase of Class A Shares”).

	Response:	Agreed. Page 4 of each Summary Section has been revised accordingly.

9.	Comment:	Page 4 of each Summary Section: Please divide the section “Portfolio Management” into two separate headings: “Investment Adviser” and “Portfolio Manager(s).”

	Response:	Agreed. Page 4 of each Summary Section has been revised accordingly.

10.	Comment:	Page 25: Please revise the paragraph “Purchase and Sale of Fund Shares” as follows:

• First paragraph: Please delete the last sentence.

• Second paragraph: Please delete the sentence beginning with “Class I Shares [ . . . ]”

• Third paragraph: Please move the first sentence at the end of the first paragraph.

• Third paragraph: Please delete the sentence beginning with “However, if [ . . . ]”

	Response:	Agreed. The paragraph “Purchase and Sale of Fund Shares” has been revised accordingly.

11.	Comment:	Page 25: Please amend the paragraph “Tax Information” with the following final statement “[ . . . ], in which case a portion of the Funds’ distributions may be subject to federal income tax.”

Response:

In accordance with Form N-1A, Item 7, the registrant must include such disclosure for a fund “that holds itself out as investing in securities generating tax-exempt income.” Because the Funds do not hold themselves out as investing in securities generating tax-exempt income, we are of the opinion that such disclosure is not required and would be misleading and inaccurate.

12.	Comment:	Page 28: Please amend the section “Management” to disclose, for each portfolio manager, his/her experience during the past five years.

	Response:	Agreed. Page 28 has been revised accordingly.

13.	Comment:

Page 30: Please amend the third paragraph of the section “How Shares are Priced” to state that the NAV “is calculated daily and the price at which a purchase or redemption is effected is based on the next calculation of the NAV after the order is placed.”

	Response:	Agreed. Page 30 has been revised accordingly.

*                      *                      *                      *                      *

We believe that this information responds to all of your comments.  Please call me at (312) 781-7163 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Anna Paglia
Anna Paglia

Copy to: Robert Kurinsky, Esq.

K&L Gates LLP 70 West Madison Street Suite 3100
Chicago, IL 60602-4207

T 312.372.1121 www.klgates.com

January 25, 2010

VIA EDGAR

Mrs. Patricia Williams

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761

On behalf of Keeley Funds, Inc. (the “Company”), we hereby make the following representations:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(iii)	the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEELEY FUNDS, INC.

By:	/s/ Robert Kurinsky
Name:	Robert Kurinsky
Title:	Secretary